JIC Website Post and eblast to attendees

7/28/2021

JEIP Webinar: Learn More About the Johnson Equity Income Fund

Meeting Recording:

https://johnsoninv.zoom.us/rec/share/eDGeF7xm5_nfuhiqqTM9MeIxGyvkpu5wmt6mSjsb5lUnwZqGCRiuJJKIlWFXUPHu.3pbWcAOMHhBLh7UA



PRESENTATIONS

Learn More About the Johnson Equity Income Fund

REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

Learn More About the Johnson Equity Income Fund

AWARD WINNING RESULTS FOR OUR CLIENTS

Learn more about the award-winning Johnson Equity Income Fund. Join Senior Managing Director Jarett Levitsky, CFP®, and Charles Rinehart, CFA, CAIA, Director and Portfolio Manager for the Equity Income Fund as they discuss key topics related to the fund. This webinar is FREE but you must register to receive the zoom link.

Learn more about the award-winning Johnson Equity Income Fund in this recorded presentation. Senior Managing Director Jarett Levitsky, CFP®, joined Charles Rinehart, CFA, CAIA, Director and Portfolio Manager for the Equity Income Fund for a webinar on July 27,2021. They discussed key topics related to the fund.

The disclaimer below will remain on the page.

Disclaimer:

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" and a 2020 winner for "Best Fund over 3 years" for Equity Income Funds. Johnson Investment Counsel has also confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund and the Johnson Institutional Intermediate Bond Fund, respectively. These awards are not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

1. Tell me a bit about your background. How did you get interested in finance?

2. Who and what were major "money" influences growing up and maybe a first memory as it related to money?

3. Briefly, at a very high level, what is the Johnson Equity Income approach and how did it come about?

4. There are so many different investment approaches out there. What specific kind of investment experience are you shooting for with this approach?

5. What are the Refinitive Lipper Fund Awards and general criteria? What does winning that award mean?

6. Let's dig in a bit deeper into the fund specifically. Talk to us about the team you work with and general process for managing the approach.

7. How many stocks are typically in the fund? What about sector diversification and position size of each investment?

8. We talk about "quality stocks" a lot at Johnson. Why is this important?

9. Talk a little bit about the buy and sell discipline. How are those decision made and in your opinion, which decision is harder?

10. We have a long track record with the fund. Given our investment management philosophy and disciple, what should investors expect from the fund over the long term?

11. Talk a bit about not only being the fund manager, but being a shareholder of the fund as well. Sometimes we call that being the chef that eats his own cooking. Why is that important?

Questions delivered from audience to the speakers

- In the past more larger, established companies opted to not pay dividends to retain earnings, which often are not invested in the business growth for various reasons. Is this a trend and how do you see it influencing the future dividends contributing to returns.
- Why is your dividend yield only .67% ? Is that not very low for an equity income fund ? Is that not lower than the S&P 500 index yield ?
- What explains your underperformance in 2020 and so far in 2021 ?
- It sounds as if your goal is to manage a Dividend Growth fund instead of an Equity Income fund. Should you rename the fund ?
- How does JIC determine what % of JEIF to hold in our overall retirement portfolio?